UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CNET NETWORKS, INC.

(Name of Subject Company (Issuer))

CNET NETWORKS, INC.

(Name of Filing Person (Issuer))

0.75% Convertible Senior Notes Due 2024

(Title of Class of Securities)

CUSIP Nos. 12613RAD6 and 12613RAC8

(CUSIP Number of Class of Securities)

SHARON LE DUY CNET NETWORKS, INC. 235 SECOND STREET SAN FRANCISCO, CALIFORNIA 94105 (415) 344-2000	with copies to: ORA T. FISHER, ESQ. TRACY K. EDMONSON, ESQ. LATHAM & WATKINS LLP 140 SCOTT DRIVE MENLO PARK, CA 94025-3656 (650) 328-4600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$125,000,000 aggregate original principal amount (1)	$13,375 (2)

(1)	Estimated solely for the purpose of determining the amount of the filing fee, the transaction value is based upon the book value of the 0.75% Convertible Senior Notes Due 2024 as of the latest practicable date prior to the date of filing.

(2)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by CNET Networks, Inc., a Delaware corporation (“CNET”). This amendment relates to the consent solicitation by CNET, pursuant to which CNET is soliciting, upon the terms and subject to the conditions set forth in the Consent Solicitation Statement, dated September 13, 2006 (the “Consent Solicitation Statement”), the consents of holders of any and all of its $125,000,000 aggregate original principal amount of outstanding 0.75% Convertible Senior Notes due 2024 (the “Securities”) to proposed waivers and proposed amendments to certain provisions of the Indenture (the “Indenture”) dated as of April 27, 2004 between CNET, as issuer, and Wells Fargo Bank, National Association, as trustee (the “Trustee”), under which the Securities were issued. The consent solicitation relating to the Securities pursuant to the Consent Solicitation Statement is referred to herein as the “Consent Solicitation.”

As part of the Consent Solicitation, holders of the Securities who consent will waive their right (the “Repurchase Waiver”) to require CNET to repurchase all or a portion of each such holder’s Securities in accordance with a repurchase right under the Indenture following the delisting of CNET’s common stock from the Nasdaq Stock Market that may occur on or prior to the first anniversary of the expiration date of the Consent Solicitation. This Tender Offer Statement on Schedule TO is being filed solely because the Repurchase Waiver may be considered an issuer tender offer pursuant to Rule 13e-4 and is intended to satisfy the reporting requirements of Rule 13e-4(a)(2) under the Securities Exchange Act of 1934, as amended. This Amendment amends and supplements the Schedule TO as set forth below.

ITEMS 1 through 9.

Items 1 through 9 of the Schedule TO, which incorporate by reference the information contained in the Consent Solicitation Statement, are amended and supplemented as provided in the revised Consent Solicitation Statement filed herewith.

ITEM 12.	EXHIBITS.

(a	)(1)(i)	Revised Consent Solicitation Statement, dated September 13, 2006.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CNET NETWORKS, INC.

By:	/S/ GEORGE E. MAZZOTTA
Name: George E. Mazzotta
Title: Chief Financial Officer

Dated: September 25, 2006

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EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Revised Consent Solicitation Statement, dated September 13, 2006.